FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  February


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Information

                            12 February 2004

       David Benson to retire as non-executive Director of BG Group

BG Group is today announcing that David Benson, non-executive Director, will retire at the completion of the Annual General Meeting of the Company to be held on 21 May 2004.

The BG Board would like to extend its thanks to David for his important contribution to the Company and to convey its best wishes to him for the future.


Notes to editors

David Benson became a non-executive Director of British Gas in October 1988. When British Gas split into two companies - BG plc and Centrica plc - he continued as a Director of BG plc. Following the demerger of the Lattice Group in October 2000, he remained as a Director of BG Group plc.

BG Group plc is a major integrated gas company, which works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power Generation.

Enquiries

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

Media              Chris Carter                            +44 (0) 118 929 2597
                   Jonathan Miller                         +44 (0) 118 929 3188

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Out of hours pager +44 (0) 7693 309543

Investor Relations Chris Lloyd/Helen Parris/Brian McCleery  +44 (0)118 929 3025

Website: www.BG-Group.com

PR 10979






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 12 February 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary